

Mail Stop 3561

June 15, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gary Campanaro
Chief Financial Officer
EPL Intermediate, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, California 92626

> **Re:** **EPL Intermediate, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-115644**

Dear Mr. Campanaro:

We have reviewed your response filed June 9, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Non-GAAP Financial Measures, page 1

1. Refer to our previous comment 1. We continue to believe that your presentation of restaurant level cash flow is not consistent with the requirements of Item 10(e)(1)(ii) of Regulation S-K. Further, your response is inconsistent with the guidance set forth in Questions 8 and 9 of the FAQ Regarding the use of Non-GAAP Financial Measures issued June 13, 2003. Please remove the measure in future filings.

2. As a related matter, it appears from your response and current disclosures that your business should be reported in two operating segments, restaurant operations and franchise operations, as you appear to meet all the criteria in paragraph 10 of SFAS 131. Specifically, from the information contained in response to our previous comment 1, it appears that management evaluates restaurant operations independently of franchise operations and that such information is available. If you determine that you operate in two segments, franchise operations and restaurant operations, please provide all the disclosures required by paragraphs 25-28 of SFAS 131. You should also revise your MD&A to include a discussion of results on both a segment and consolidated basis.

Financial Statements

Note 1. Description of Business, page F-8

3. Your response to our previous comment 6 does not address how the dividend payment restrictions related to the debt and related covenants held at Intermediate determine the necessity of the provision of Schedule I under Rule 5-04(c) of Regulation S-X. Specifically, your response and revised disclosure should address whether the Intermediate's restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Please provide us with your assessment of the necessity of Schedule I based on the stipulations of the above-referenced standards. Your attention is invited to Sections 213.02 (a) and (b) of the Financial Reporting Codification for guidance.

4. As a related matter, please revise your disclosure and include in your response the information required by Rule 4-08(e)(3)(i) and (ii).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 23

5. Refer to your response to our prior comment 3. While we do not dispute the fact that "evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances," we have reviewed your response and we are not persuaded that your current accounting policy is in accordance with GAAP. As you point out in the discussion of your risk factors on page 12, food service businesses "are often affected by changes in . . . regional and local economic conditions and demographic trends." You also list a number of the factors such as local demographics and the number of competing restaurants that "may adversely affect the performance of individual locations." Goodwill is naturally associated with the individual restaurants that comprise your reporting units. As disclosed in Footnote 4, goodwill arises when restaurants are purchased and it is written-off when restaurants are sold. While it may be appropriate to combine two or more restaurants in one locality in certain circumstances because goodwill is recoverable from these restaurants working in concert, based upon the information you have presented we do not agree with your conclusion that all of your restaurants may be aggregated and deemed a single reporting unit for the purpose of testing goodwill impairment. As the identification and aggregation of reporting units can have an impact upon the determination of the goodwill impairment charge, we believe that you should retest your goodwill balance on a restaurant-by-restaurant basis and/or based upon restaurant groupings that comply with the intent of the literature in a manner consistent with other registrants in your industry. Please revise and advise, as appropriate.

6. Please tell us whether the method in which goodwill is allocated to reporting units and/or your aggregation of restaurants into a single reporting unit for testing goodwill impairment has changed. If it has, please indicate the date of this change and explain the reasons why you changed your methodology.

7. As a related matter, please refer to your discussion of the recoverability of property and equipment in Critical Accounting Policies on page 23 and to your disclosure addressing the impairment of long-lived assets on page F-10. We assume that you continue to review your long-lived assets (other than goodwill) for impairment on a restaurant-by-restaurant basis as represented in the response letter filed on behalf of El Pollo Loco, Inc. on July 13, 2004. If our assumption is correct, please revise your Critical Accounting Policies disclosure and the Summary of Significant Accounting Policies in the financial statement footnotes to clearly state this fact in a manner similar to the disclosures provided in the Amended Form F-4 filed by El Pollo Loco,

Inc. on July 13, 2004. If our assumption is not correct, please advise, supplementally and in detail. We may have further comments upon review of your response.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief